BRUCE H. HALLETT D 214.922.4120 F 214.922.4142 bhallett@hallettperrin.com

November 3, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:       Susan Block

Attorney Advisor

Office of Transportation and Leisure

Re: MMEX Resources Corporation (the “Company”)

                       Amendment No. 2 to Registration Statement on Form S-1 (333-218958)

Dear Ms. Block:

On behalf of the Company, we have reviewed your comment letter dated September 7, 2017 regarding the above-referenced filing and are responding to the Staff’s comments as follows:

Comment #1. It appears to us that your common stock is quoted only on the OTC Pink marketplace. Our staff accommodation permitting the resale of shares to be issued under an equity line agreement is available only where there is an existing public market for the securities as evidenced by trading on a national securities exchange or through the facility of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces. For guidance, refer to Question 139.13 of the Securities Act Sections Compliance and Disclosure Interpretations on our website, www.sec.gov. Please remove the equity line securities from your registration statement and file a registration statement covering the equity line securities when there is an existing public market for your Class A common stock. Alternatively, after removing the equity line securities from your registration statement, you may register the resale of the equity line securities after each put.

RESPONSE: Effective November 2, 2017, the Company’s Class A common stock commenced trading on the OTCQB.

Comment #2. In this regard, please clarify throughout on which marketplace your common stock is quoted when you refer to the OTC Electronic Bulletin Board.

RESPONSE: Effective November 2, 2017, the Company’s Class A common stock commenced trading on the OTCQB. Responsive language has also been included in Amendment No. 2 to the S-1 on page 22.

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Comment #3 Please also note that an at-the-market resale offering under Rule 415 is not available for registrants quoted only on the OTC Pink marketplace. Please revise to provide a fixed price for the 483,190,382 shares offered for resale by the other selling shareholders, until you are quoted by the OTC Bulletin Board, the OTCQX market place or the OTCQB marketplace or until you are listed on a national securities exchange.

RESPONSE: Effective November 2, 2017, the Company’s Class A common stock commenced trading on the OTCQB.

Comment #4. We note your disclosure on page 18 that you issued an $80,000 convertible promissory note to Crown Bridge. Because the conversion price of the promissory note is based on a formula tied to the market price of your Class A common stock and because the note was issued in connection with the signing of the equity line agreement, we view the convertible note as being part of the equity line transaction and therefore outside the allowable conditions for “indirect primary offerings” of equity line transactions. As a result, it would appear that the investor would have the ability to determine the timing and pricing of common stock issuable on exercise or conversion that would be considered part of the equity line transaction and thus outside the allowable conditions for “indirect primary offerings” of equity line transactions.

RESPONSE: The $80,000 convertible promissory note (the “Note”) is not convertible until there is an event of default, which is an event within the control of the Company. Therefore, the conversion privilege of the holder, Crown Bridge Partners, LLC, is not discretionary to the note holder. As such, the conversion right does not give the holder of the Note, Crown Bridge Partners, LLC, an ability to determine the timing and pricing of the common stock issuable on conversion. Additionally, if the Note is in default, then the Company does not have any right to make puts under the Equity Purchase Agreement. As such, the selling shareholder would not be making sales under the Registration Statement pursuant to the Equity Purchase Agreement at any time that the Note is in default.

We call to the attention of the Staff an example of where there is a promissory note concurrently outstanding with an equity line arrangement, which promissory note was convertible at a variable rate. The transaction was with the registrant named American Cannabis Company, and the transaction date was on or about August 4, 2016. The note is filed with the SEC at:

https://www.sec.gov/Archives/edgar/data/945617/000072174816001665/ammj982616s1ex10_7.htm.

Therefore, we believe because the common stock issuable on conversion of the Note are not registered on the Registration Statement, the Note is convertible only in the event of default that is in the Company’s control, and there are precedents of other public registered companies with similar arrangement, the requirements for an equity line arrangement as discussed in the SEC Compliance and Disclosure Interpretations Securities Act Sections are satisfied.

In addition to the foregoing, the Company has amended its Equity Purchase Agreement with Crown Bridge to provide that Crown Bridge will not deliver a notice of conversion with respect to any promissory note issued by us to Crown Bridge, during the period beginning on the date that a put notice has been received by Crown Bridge under the Equity Purchase Agreement and ending on the first trading day immediately following the closing associated with such put notice. Responsive language has also been included in Amendment No. 2 to S-1 on page 52.

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Comment #5. Please disclose the percentage of your Class A common stock that the securities underlying the equity line agreement represent based on the current price of your Class A common stock (without taking into account any caps on the number of shares that Crown Bridge may own at any one time). When calculating the percentage, do not give effect to the conversion or exercise of any outstanding convertible or exercisable securities, other than the convertible promissory note issued to Crown Bridge.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 6.

Comment #6. Please disclose, if true, that you do not own all of the land on which you intend to build your Distillation Unit and Large Refinery. Please briefly explain that you have obtained an option to acquire the land, including the date the option expires.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on pages 6 and 43.

Comment #7. Please disclose here that you plan to fund the construction of the Distillation Unit and the Large Refinery, in part, by issuing securities of the subsidiaries that will own and operate the Refineries such that, while you intend to retain managerial control of the subsidiaries, you may have a minority interest in the economic ownership of the subsidiaries, which would entitle the company to only a portion of any future distributions made by the subsidiaries.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 43.

Comment #8. Please disclose the principal amount available under the equity line here. In addition, we note your disclosure that the company is not likely to receive the full amount under the equity line. Please disclose why the parties chose the particular dollar amount of the equity line by addressing the use of the proceeds based on your disclosed business plans.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 21.

Comment #9. We note your disclosure on page 27 that you plan to use the proceeds from the equity line to redeem your outstanding convertible notes. If true, please revise this section to disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 21.

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Comment #10. We note your disclosure on page 40 that you entered into an agreement with Maple Resources “to acquire all of Maple Resources’ right title and interest in plans to build the Refinery.” Please revise to disclose the material terms of this agreement, including a description of what you mean by “right, title and interest.” In addition, please file this agreement as an exhibit to your registration statement.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 40. The agreement has previously been filed as Exhibit 10.1 to the registration statement.

Comment #11. We note your disclosure that constructing both the Refinery and the Distillery Unit will require a number of governmental permits and approvals. Please revise to include a detailed discussion of such necessary governmental permits and the status of receiving the necessary approval pursuant to Item 101(h)(4)(viii) of Regulation S-K.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 45.

Comment #12. We note your disclosure that your current business plan is to build crude oil refining facilities in West Texas. Please briefly expand your disclosure to include the necessary steps involved to realize your goal, along with a timeline and any required financing. To the extent that financing is not readily available, please make that clear.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on pages 41 and 42.

Comment #13. In this regard, if known, please disclose the percentage of the cost of construction you intend to finance through debt and equity offerings by your subsidiaries and the percentage of the cost of construction you intend to finance with “traditional project financing” from banks. In addition, if known, please provide an estimate of the cost of the necessary engineering, marketing and feasibility studies necessary to obtain financing from banks and provide a brief explanation of what you mean by “traditional project financing.”

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 43.

Comment #14. We note your disclosure on page 41 that your principals formed Maple Resources Corporation, a company involved in the oil and gas industry. In an appropriate section of your prospectus, please disclose the potential conflicts of interest that may exist for your principals, or advise.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 42.

Comment #15. We note your disclosure that you do not yet own the land on which you intend to build your Unit Distillery and Large Refinery. Please disclose when you intend to exercise the option to purchase the land, and also disclose any additional financing that may be needed.

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RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on pages 6 and 43.

Comment #16. Please disclose here that Crown Bridge Partners, LLC is an underwriter and clarify that Crown Bridge Partners, LLC will not be able to rely on Rule 144.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 55.

Comment #17. Please disclose that Crown Bridge Partners, LLC’s obligations under the equity line are not transferable.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 52.

Comment #18. Disclose here whether Crown Bridge Partners, LLC is permitted to short sell your Class A common stock.

RESPONSE: Responsive language has been included in Amendment No. 2 to S-1 on page 55.

Comment #19. Please have counsel revise its opinion to state that the Class A common stock offered by the equity line investor will be duly and validly issued and outstanding, fully paid and non-assessable.

RESPONSE: A revised opinion has been filed as Exhibit 5.1 and included in Amendment No. 2 to Form S-1.

Comment #20. Section 7.1(p) of Article VII appears to allow Crown Bridge to waive a condition as to pricing. Because of this, the pricing mechanism does not appear to be set and the private placement is not complete. Also, Sections 7.1(a) and 7.1(b) of Article VII appear to give Crown Bridge control over the right of the company to sell the put shares to Crown Bridge. The investor should be irrevocably bound to purchase all the shares underlying the equity line agreement before filing the registration statement. Please revise the Equity Purchase Agreement so that you have “completed” the private transaction of all of the securities you are registering for resale prior to the filing of the registration statement covering the equity line securities.

RESPONSE: An amendment to the Equity Purchase Agreement has been executed by the parties to conform to the Staff’s comment. Such amendment is filed as Exhibit 10.4 and included in Amendment No. 2 to Form S-1.

Very truly yours,
/s/ Bruce H. Hallett

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